UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-42160

NIP Group Inc.

Rosenlundsgatan 31

11 863 Stockholm

Sweden

+46 8133700

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Change of Independent Registered Public Accounting Firm

NIP Group Inc. (the “Company”) dismissed Marcum Asia CPAs LLP (“Marcum Asia”) as its independent registered public accounting firm on March 13, 2025. The Company has appointed Guangdong Prouden CPAs GP (“Prouden”) as its independent registered public accounting firm, effective on March 14, 2025. The change of the independent registered public accounting firm was made after a careful consideration and evaluation process by the Company, and has been approved by the audit committee of the board of directors of the Company. Each of the audit reports of Marcum Asia on the consolidated financial statements of the Company as of and for the fiscal years ended December 31, 2022 and 2023 and on the financial statements of Ninjas in Pyjamas Gaming AB, a material acquired entity of the Company, as of and for the fiscal years ended December 31, 2021 and 2022 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, scope of accounting principles. The Company’s decision to make this change was not the result of any disagreement between the Company and Marcum Asia on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

During the fiscal years ended December 31, 2022 and 2023, and the subsequent interim period through March 13, 2025, there were no: (1) “disagreements” (as that term is defined in 16F (a)(1)(iv) of Form 20-F and the related instructions) between the Company and Marcum Asia on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Marcum Asia, would have caused Marcum Asia to make reference in connection with their opinion to the subject matter of the disagreement, or (2) reportable events as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F, other than the material weaknesses as reported in its prospectus filed under Rule 424(b)(4) with the SEC on July 26, 2024. Such material weaknesses related to our lack of sufficient and competent accounting and financial reporting personnel with appropriate knowledge of U.S. GAAP and financial reporting requirements set forth by the SEC to design and implement period-end financial reporting policies and procedures for the preparation of our consolidated financial statements and related disclosures in accordance with U.S. GAAP and the SEC reporting requirements.

During the Company’s fiscal years ended December 31, 2022 and 2023 and until the engagement of Prouden, neither the Company nor anyone on its behalf has consulted with Prouden on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company by Prouden which Prouden concluded as an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.

The Company provided Marcum Asia with a copy of the disclosures it is making in this report on Form 6-K and requested that Marcum Asia furnish a letter addressed to the SEC stating whether or not it agrees with the statements made herein. A copy of Marcum Asia’s letter, dated March 17, 2025, is attached as Exhibit 16.1 to this report on Form 6-K.

The Company intends to use this Form 6-K and the accompanying exhibit to satisfy its reporting obligations under Item 16F(a) of its Form 20-F for the year ending December 31, 2024 to the extent provided in and permitted by Paragraph 2 of the Instructions to Item 16F of Form 20-F and plans to incorporate Exhibit 16.1 by reference into such Form 20-F to the extent necessary to satisfy such reporting obligations.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 16.1	Letter of Marcum Asia CPAs LLP to the U.S. Securities and Exchange Commission dated March 17, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIP Group Inc.

By:	/s/ Mario Yau Kwan Ho
Name:	Mario Yau Kwan Ho
Title:	Co-Chief Executive Officer

By:	/s/ Hicham Chahine
Name:	Hicham Chahine
Title:	Co-Chief Executive Officer

Date: March 17, 2025